UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2026

Commission File Number 1- 10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Westpac Banking Corporation (“Westpac”) today announced its intention to voluntarily deregister from the United States Securities and Exchange Commission (the “SEC”) by filing a Form 15F with the SEC as early as May 2026. Upon filing the Form 15F, Westpac’s reporting obligations under Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be suspended, with termination of those obligations expected to occur 90 days after filing.

Westpac is taking this step after careful consideration of the ongoing requirements associated with SEC registration and in light of changes in the bank’s funding composition. Strong growth in household deposits has lifted the bank’s deposit-to-loan ratio above 80% and Australia’s domestic debt markets have deepened. Together with strengthened risk management frameworks, these changes have allowed Westpac to review the format of its U.S. dollar issuance.

Going forward, the bank intends to continue to issue long-term securities in the U.S. market, including under Rule 144A and section 3(a)(2) of the United States Securities Act of 1933, as amended, consistent with the formats used by its Australian bank peers.

Westpac will continue to provide all required information for both existing and future investors on its website (https://www.westpac.com.au).

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the Exchange Act.

Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding Westpac’s current intent, belief or expectations with respect to its plans to deregister with the SEC.

Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘objective’, ‘ambition’, ‘pursue’ or other similar words, are used to identify forward-looking statements. These statements reflect Westpac’s current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond Westpac’s control (and the control of Westpac’s officers, employees, agents and advisors), and have been made based on management’s and/or the Board’s current expectations or beliefs concerning future developments and their potential effect upon Westpac.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those Westpac expects or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in the section ‘Strategic Review’ in Westpac’s 2025 Annual Report on Form 20-F filed with the SEC. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events.

Except as required by law, Westpac assumes no obligation to revise or update any forward-looking statements in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: March 5, 2026	By:	/s/ Jane Hogan
		Name:	Jane Hogan
		Title:	Authorized Representative